# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Genenta Science S.p.A., CIK 0001838716
CUSIP: 36870W100
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: OLGETTINA, NO. 58, MILAN, Italy (L6), 20132
Date of event which requires filing of this statement: 01/25/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-22-004404
Filed by CIK 0001854080

## Reporting persons
- Pierluigi Paracchi: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 2,302,516; shared voting power 0; sole dispositive power 2,302,516; shared dispositive power 0; aggregate amount beneficially owned 2,302,516 (9.8% of the class)
  Comment: Percentage ownership is based on 23,432,183 ordinary shares of the Issuer outstanding as of January 25, 2026.

## Item 1. Issuer
Name of issuer: Genenta Science S.p.A.
Address of issuer's principal executive offices: Via Olgettina No. 58, 20132 Milan, Italy

## Item 2. Person Filing
Name of person filing: Pierluigi Paracchi
Address of principal business office or, if none, residence: Via Olgettina No. 58, 20132 Milan, Italy
Citizenship: Italy

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,302,516. Includes 27,000 American depository shares, each representing one ordinary share.
Percent of class: 9.8%, based on 23,432,183 ordinary shares outstanding as of January 25, 2026.
Sole power to vote or to direct the vote: 2,302,516
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,302,516
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Pierluigi Paracchi: /s/ Pierluigi Paracchi, Pierluigi Paracchi (01/27/2026)